July 15, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. John Ganley, Ms. Anu Dubey,

Ms. Lauren Hamilton and Ms. Megan Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:  Owl Rock Capital Corporation –Registration Statement on Form N-2

Dear Mr. Ganley and Mses. Dubey, Hamilton and Miller:

On behalf of Owl Rock Capital Corporation (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on July 15, 2019 regarding the Company’s registration statement on Form N-2 (File No. 333-231946) (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on July 8, 2019. The Staff’s comment is set forth below and is followed by the Company’s response.

Comment: Please confirm that the interest expenses in the Fees and Expenses Table are correct.

Response: The Company represents to the Staff that interest expenses in the Fees and Expenses Table are an accurate reflection of the annualized interest expenses that an investor can expect to bear directly or indirectly based on the Company’s estimated amounts for the current fiscal year.

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Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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